

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2020

Richard D. Peach
Chief Financial Officer
Schnitzer Steel Industries, Inc.
299 SW Clay Street
Suite 350
Portland, Oregon
97201

> **Re: Schnitzer Steel Industries, Inc.**
> **Form 10-K for the Year Ended August 31, 2019**
> **Filed October 24, 2019**
> **Form 10-Q for the Quarterly Period Ended February 29, 2020**
> **Filed April 2, 2020**
> **File No. 000-22496**

Dear Mr. Peach:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services